UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of June 30, 2022

Contents

Unaudited condensed consolidated statements of financial position	1

Unaudited condensed consolidated statements of profit or loss and other comprehensive income	2

Unaudited condensed consolidated statements of changes in equity	3

Unaudited condensed consolidated statements of cash flow	4

Notes to the unaudited interim condensed consolidated financial statements	5

Zenvia Inc. Unaudited condensed consolidated statements of financial position at June 30, 2022 (In thousands of Reais)

	Note	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	6	120,159	582,231
Trade and other receivables	7	150,792	142,407
Derivative financial instruments		-	74
Tax assets		25,840	15,936
Prepayments		4,645	20,918
Other assets		7,706	4,493
		309,142	766,059

Non-current assets
Tax assets		170	112
Prepayments		3,097	2,271
Other Assets		85	37
Interest earning bank deposits	6	7,509	7,005
Deferred tax assets	19	16,415	2,276
Property, plant and equipment	8	21,733	15,732
Intangible assets and goodwill	9	1,532,490	1,050,357
		1,581,499	1,077,790

Total assets		1,890,641	1,843,849

See the accompanying notes to the financial statements.

1

Zenvia Inc. Unaudited condensed consolidated statements of financial position at June 30, 2022 (In thousands of Reais)

	Note	June 30, 2022	December 31, 2021
Liabilities
Current liabilities
Loans and borrowings	10	68,906	64,415
Trade and other payables	11	182,319	144,424
Liabilities from acquisitions	14	100,791	176,069
Tax liabilities		15,307	15,736
Employee benefits		34,426	21,926
Lease liabilities		2,203	2,220
Deferred revenue		13,756	4,582
Taxes to be paid in installments		457	511
		418,165	429,883

Non-current liabilities
Liabilities from acquisitions	14	191,199	60,220
Trade and other payables	11	715	936
Loans and borrowings	10	129,132	143,723
Lease liabilities		3,662	2,038
Provisions for labor, tax and civil risks	13	419	1,369
Taxes to be paid in installments		548	722
Deferred tax liabilities	19	-	1,756
		325,675	210,764

Equity
Capital	15	957,524	957,523
Reserves	15	258,148	261,237
Accumulated losses		(68,540)	(15,558)
Equity holders of the parent company		1,147,132	1,203,202
Non-controlling interests		(331)	-
Total Equity		1,146,801	1,203,202

Total equity and liabilities		1,890,641	1,843,849

2

Zenvia Inc. Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three and six-months periods ended June 30, 2022 (In thousands of Reais)

Profit and loss

	Note	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
Revenue	16	203,897	135,652	401,478	258,345
Cost of services	17	(137,849)	(94,186)	(276,006)	(186,586)
Gross profit		66,048	41,466	125,472	71,759

Sales and marketing expenses	17	(30,771)	(22,822)	(56,190)	(38,200)
General and administrative expenses	17	(39,607)	(14,467)	(74,340)	(47,189)
Research and development expenses	17	(15,883)	(6,000)	(29,193)	(11,009)
Allowance for expected credit losses	17	(1,957)	(1,656)	(3,997)	(3,246)
Other income and expenses, net		(11,826)	(289)	(19,984)	(181)
Operating loss		(33,996)	(3,768)	(58,232)	(28,066)

Finance costs	18	(17,860)	(9,310)	(31,478)	(26,969)
Finance income	18	9,650	15,739	21,550	18,665
Net finance income (costs)		(8,210)	6,429	(9,928)	(8,304)
Profit (loss) before taxes		(42,206)	2,661	(68,160)	(36,370)

Deferred income tax and social contribution	19	10,936	(969)	15,885	9,657
Current income tax and social contribution	19	(703)	(562)	(723)	(632)
Profit (loss) of the period		(31,973)	1,130	(52,998)	(27,345)

Loss attributable to:
Owners of the Company		(31,957)	-	(52,982)	-
Non-controlling interests		(16)	-	(16)	-

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		9,279	937	(20,864)	1,412
Total comprehensive income (loss) for the period		(22,694)	2,067	(73,862)	(25,933)

Net (loss) earnings per share (expressed in Reais per share)
Basic	20	(0.634)	0.0473	(1.274)	(1.143)
Diluted	20	(0.634)	0.0473	(1.274)	(1.143)

See the accompanying notes to the condensed consolidated and combined financial statements.

3

Zenvia Inc. Unaudited condensed consolidated statement of changes in equity For the six months period ended June 30, 2022 (In thousands of reais)

Changes in equity

		Reserves
	Capital	Capital reserve	Legal reserve	Investments reserve	Translation reserve	Retained earnings (loss)	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at December 31, 2020	130,292	-	3,854	1,600	1,033	(21,431)	115,348	-	115,348

Loss for the period	-	-	-	-	-	(27,345)	(27,345)	-	(27,345)
Corporate reorganization	(130,286)	87,146	(3,854)	(1,600)	(1,925)	50,519	-	-	-
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	1,412	-	1,412	-	1,412
Share-based compensation	-	614	-	-	-	-	614	-	614
Balance at June 30, 2021	6	87,760	-	-	520	1,743	90,029	-	90,029

Balance at December 31, 2021	957,523	226,599	-	-	34,638	(15,558)	1,203,202	-	1,203,202

Loss for the period	-	-	-	-	-	(52,982)	(52,982)	(16)	(52,998)
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	(20,864)	-	(20,864)	-	(20,864)
Share-based compensation	-	2,036	-	-	-	-	2,036	-	2,036
Issuance of shares related to business combinations	1	15,739	-	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	(315)	(315)
Balance at June 30, 2022	957,524	244,374	-	-	13,774	(68,540)	1,147,132	(331)	1,146,801

See the accompanying notes to the financial statements.

4

Zenvia Inc. Unaudited condensed consolidated statement of cash flows For the six months period ended June 30, 2022 (In thousands of reais)

Cash flows

	Six months ended June 30,
	2022	2021
Cash flow from operating activities
Profit (loss) for the period	(52,998)	(27,345)
Adjustments for:
Tax (income) expenses	(15,162)	(9,025)
Depreciation and amortization	33,489	16,300
Allowance for expected credit losses	4,923	3,245
Provisions for tax, labor and civil risks risks	1,176	830
Provision for bonus and profit sharing	9,288	7,341
Share-based compensation	2,036	614
Provision for earn-out and compensation	13,731	11,251
Interest from loans and borrowings	14,833	5,338
Interest on leases	302	130
Exchange variation gain	(3,402)	(2,836)
Loss on write-off of property, plant and equipment	1	1,244
Effect of hyperinflation	1,572	731
Changes in assets and liabilities
Trade and other receivables	8,017	(17,034)
Interest earning bank deposits	(504)	-
Prepayments	15,447	(6,551)
Other assets	(9,794)	(4,725)
Suppliers	19,016	4,861
Employee benefits	(854)	2,844
Trade and other payables	(13,312)	(8,444)
Cash generated from (used in) operating activities	27,805	(21,231)
Interest paid on loans and leases	(14,383)	(3,762)
Income taxes paid	-	(546)
Net cash flow from (used in) operating activities	13,422	(25,539)
Cash flow from investing activities
Acquisition of property, plant and equipment	(4,159)	(2,917)
Redemption of interest earning bank deposits	-	2,227
Payments to acquisitions	-	(21,000)
Acquisition of Intangible assets	(15,189)	(5,724)
Acquisition of subsidiary, net of cash acquired	(300,075)	-
Net cash used in investment activities	(319,423)	(27,414)
Cash flow from financing activities
Proceeds from loans and borrowings	20,000	88,574
Repayment of borrowings	(29,622)	(20,032)
Payment of lease liabilities	(1,585)	(511)
Payments for investments acquired in installments	(124,000)	-
Net cash from (used in) financing activities	(135,207)	68,031

Exchange rate change on cash and cash equivalents	(20,864)	1,412
Net (decrease) increase in cash and cash equivalents	(462,072)	16,490
Cash and cash equivalents at January 1	582,231	59,979
Cash and cash equivalents at June 30	120,159	76,469

See the accompanying notes to the financial statements.

5

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

1.	Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

a.	Business combination – Direct One (“D1”)

On July 31, 2021, Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”) completed the purchase agreement for the acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of this acquisition agreement, the total estimated consideration was R$716,428 and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil contributed further R$19,000 in cash into D1; (2) the Company paid to D1 shareholders R$318,646; (3) the Company issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to an R$132,812; and (4) the Company agreed to pay earn-outs to certain D1 shareholders which, at the acquisition date, was estimated to be (i) R$56,892 in the second quarter of 2022; and (ii) R$168,078 in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which resulted in a new agreement, replacing the previous amounts estimated, at the acquisition date, and timing of the earn-outs payments. The new agreement provides that the Company will pay to D1 former shareholders a total earn-outs amounting of R$164,000. R$124,000 was paid in the first quarter of 2022 and R$40,000 will be paid on March 31, 2023.

6

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021

Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables	16,516
Intangible assets and goodwill	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio	1,482
Intangible assets –– Digital platform	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

b.	Business combination – Sensedata Tecnologia Ltda (“Sensedata”)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda, referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the acquisition agreement the total consideration transferred and expected to be transferred are as follows: (1) R$30,112 in cash upfront; (2) former controlling shareholders will receive 94,200 Zenvia’s Class A common shares, equivalent to an amount of R$6,793; (3) a deferred payment due in two installments which (i) the first payment will be paid in December 2022 and currently estimated at R$13,442; (ii) the second payment will be paid in December 2023 currently estimated at R$21,576; (iii) the deferred payments bear monetary correction indexed to IPCA (Extended National Consumer Price Index in Brazil) rate accumulated since the closing date, current estimated at R$1,313 which will be paid on the first installments payment and R$1,969 which will be paid on the second installments payment (4) an additional earn-out cash structure based on the achievement of gross profit milestones currently estimated at R$9,024 and will be paid in December 2022. The range of the two installments and earn-outs outcomes considering the achievement varying from -50% to + 50% is R$35,018 and R$100,349 respectively.

7

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

The Goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021

Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio	720
Intangible assets –– Digital platform	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

c.	Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, Zenvia Brasil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and 1.96% of shares in options to purchase to be exercised through the payments of the exercise price by Zenvia Brasil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the acquisition agreement the total consideration transferred and expected to be transferred are as follows: (1) R$301,258 paid in cash on the closing date and; (2) the former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740; and (3) an earn-out structure based on the fulfilling of gross margin targets until the third quarter of 2023, which is estimated at approximately R$159,706 to be paid in December 2023; and (4) R$8,411 to be paid in exercise price of purchase options. The range of the earn-outs outcomes considering the achievement varying from -50% to + 50% is R$94,441 and R$360,376 respectively.

8

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

The Goodwill arising from the acquisition has been recognized as follows:

Movidesk
May 2, 2022

Consideration transferred	485,115
Other net assets, including PPE and cash	(11,714)
Intangible assets –– Digital platform	225,294
Intangible assets –– Customer portfolio	12,049
Intangible assets –– Non-compete	4,477
Total net assets acquired at fair value	241,820
Goodwill	255,009

The preliminary goodwill of R$255,009 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

The fair value of Movidesk’s intangible assets (digital platform, customer portfolio and non-compete) has been measured provisionally by valuation techniques are summarized below, pending completion of an independent valuation.

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform	The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

Since the acquisition, Movidesk has generated revenues of R$7,862 and profit of R$0,204 included in the consolidated financial statements. If the acquisition had occurred on January 1st, 2022, management estimates that consolidated revenue would have been R$423,538, and consolidated loss for the six-months period would have been R$54,815. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2022.

Due to the size and complexity of the Movidesk operations, at the disclosure date of this interim financial information, the evaluation by an independent party of the fair value of the assets acquired and liabilities assumed is preliminary and subject to adjustments up to the purchase price allocation conclusion. If new information obtained within one year of the data of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

9

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais
2.	Company’s subsidiaries

		June 30, 2022		December 31, 2021
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	-
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

3.	Preparation basis

These interim condensed consolidated financial statements for the six months periods ended June 30, 2022 have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these financial statements was approved by the Executive Board of Directors on August 15, 2022.

a.	Measurement basis

The condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are expressed in thousands of Brazilian Real (R$), which is the Company’s functional currency. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

10

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

c.	Foreign currency translation

For the consolidated Group companies in which the functional currency is different from the Brazilian Real, the financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of income of the Company.

e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

11

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs). The Company has shares in purchase options reasonably certain to be exercised through the payments of the exercise price by Zenvia Brasil.

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

12

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

4.	Significant accounting policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2021 and should be read in conjunction with those interim condensed consolidated financial statements.

5.	New standards, amendments, and interpretations of standards

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The following amended standards and interpretations does not have a material impact on the Company’s consolidated financial statements:

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16); and
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
●	Annual improvements to IFRS Standards 2019-2020
●	Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

6.	Cash and cash equivalents and interest earning bank deposits

	June 30, 2022	December 31, 2021

Cash and banks	28,737	235,472
Short-term investments maturing in up to 90 days (a)	91,422	346,759
Interest earning bank deposits (b)	7,509	7,005
	127,668	589,236

Cash and cash equivalents	120,159	582,231
Interest earnings bank deposits	7,509	7,005

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 75% to 103% of the CDI rate (Interbank Interest Rate in Brazil).

(b)	As of June 30, 2022, the return on investments rate was 153% of CDI. The assets are mainly composed of Direct Lending, Securitization and Agribusiness. Those investiments are held as guarantee of the debentures borrowing contract entered into in May 2021.

13

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

7.	Trade and other receivables

	June 30, 2022	December 31, 2021

Domestic	141,720	140,573
Abroad	20,084	2,863
Related party (a)	114	7,269
	161,918	150,705

Allowance for expected credit losses	(11,126)	(8,298)
	150,792	142,407

a.	The outstanding balances are related to the Company´s shareholder Twilio Inc. (note 22) which has ordinary SMS transactions with the Company.

As of June 30, 2022 and December 31, 2021, the Company’s changes in allowance for expected credit losses are as follows:

	June 30, 2022	December 31, 2021
Balance at the Beginning of the Fiscal Year	(8,298)	(6,087)
Additions	(6,476)	(8,508)
Reversal	1,553	2,205
Write-offs	2,095	4,092
Balance at the End of the Period	(11,126)	(8,298)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

14

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

The breakdown of accounts receivable from customers by maturity is as follows:

	June 30, 2022	December 31, 2021
Current	133,158	129,177
Overdue (days):
1–30	6,741	7,295
31–60	3,053	2,555
61–90	6,405	1,466
91–120	1,286	1,337
121–150	1,558	1,018
>150	9,717	7,857
	161,918	150,705

8.	Property, plant and equipment

8.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance June 30, 2022
Furniture and fixtures	10	1,554	(668)	886
Leasehold improvements	10	2,902	(1,255)	1,647
Data processing equipment	20	24,363	(10,971)	13,392
Right of use – leases	20 to 30	6,437	(802)	5,635
Machinery and equipment	10	408	(340)	68
Other fixed assets	10 to 20	342	(237)	105
		36,006	(14,273)	21,733

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2021
Furniture and fixtures	10	1,169	(597)	572
Leasehold improvements	10	2,177	(1,086)	1,091
Data processing equipment	20	19,091	(9,061)	10,030
Right of use – leases	20 to 30	6,943	(3,097)	3,846
Machinery and equipment	10	408	(330)	78
Other fixed assets	10 to 20	332	(217)	115
		30,120	(14,388)	15,732

15

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

8.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Transfers	Hyperinflation adjustment	Exchange variations	June 30, 2022
Furniture and fixtures		1,169	3	380	-	-	13	(11)	1,554
Leasehold improvements		2,177	-	725	-	-	-	-	2,902
Data processing equipment		19,091	4,154	1,132	(1)	-	92	(105)	24,363
Right of use – leases		6,943	5,198	-	(5,670)	(34)	-	-	6,437
Machinery and equipment		408	-	-	-	-	-	-	408
Other fixed assets		332	2	6	-	-	19	(17)	342
Cost		30,120	9,357	2,243	(5,671)	(34)	124	(133)	36,006

Furniture and fixtures	10	(597)	(68)	-	-	-	(8)	5	(668)
Leasehold improvements	10	(1,086)	(169)	-	-	-	-	-	(1,255)
Data processing equipment	20	(9,061)	(1,864)	-	-	-	(66)	20	(10,971)
Right of use – leases	20 to 30	(3,097)	(1,360)	-	3,621	34	-	-	(802)
Machinery and equipment	10	(330)	(10)	-	-	-	-	-	(340)
Other fixed assets	10 to 20	(217)	(17)	-	-	-	(12)	9	(237)
(-) Accumulated depreciation		(14,388)	(3,488)	-	3,621	34	(86)	34	(14,273)

Total		15,732	5,869	2,243	(2,050)	-	38	(99)	21,733

16

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

	Average annual depreciation rates %	December 31, 2020	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2021
Furniture and fixtures		1,374	31	160	(413)	22	(4)	1,169
Leasehold improvements		1,674	18	465	-	27	(7)	2,177
Data processing equipment		14,277	5,093	935	(1,024)	86	(276)	19,091
Right of use – leases		4,967	959	1,817	(800)	-	-	6,943
Machinery and equipment		515	-	1	(108)	-	-	408
Other fixed assets		309	5	26	(8)	-	-	332
Cost		23,116	6,105	3,404	(2,353)	135	(287)	30,120

Furniture and fixtures	10	(604)	(153)	-	172	(12)	-	(597)
Leasehold improvements	10	(847)	(225)	-	-	(17)	3	(1,086)
Data processing equipment	20	(6,229)	(2,860)	-	69	(73)	32	(9,061)
Right of use – leases	20 to 30	(2,347)	(2,228)	-	1,478	-	-	(3,097)
Machinery and equipment	10	(411)	(17)	-	97	-	1	(330)
Other fixed assets	10 to 20	(183)	(38)	-	4	-	-	(217)
(-) Accumulated depreciation		(10,621)	(5,521)	-	1,820	(102)	36	(14,388)

Total		12,495	585	3,404	(533)	33	(252)	15,732

17

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais
9.	Intangible assets and goodwill

9.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on June30, 2022
Intangible assets under development	-	22,245	-	22,245
Brands and patents	-	27	-	27
Software license	20 to 50	8,162	(4,239)	3,923
Database	10	800	(507)	293
Goodwill	-	1,068,921	-	1,068,921
Customer portfolio	10	132,765	(89,267)	43,498
Non-compete	20	7,711	(1,428)	6,283
Platform	20	448,201	(60,901)	387,300
		1,688,832	(156,342)	1,532,490

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2021
Intangible assets under development	-	7,723	-	7,723
Brands and patents	-	25	-	25
Software license	20 to 50	7,449	(3,310)	4,139
Database	10	800	(467)	333
Goodwill	-	813,912	-	813,912
Customer portfolio	10	120,716	(81,965)	38,751
Non-compete	20	3,234	(874)	2,360
Platform	20	222,907	(39,793)	183,114
		1,176,766	(126,409)	1,050,357

18

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

9.2.	Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	June 30, 2022

Intangible asset in progress		7,723	14,472	-	-	50	22,245
Software license		7,449	715	-	-	(2)	8,162
Database		800	-	-	-	-	800
Goodwill		813,912	-	255,009	-	-	1,068,921
Customer portfolio		120,716	-	12,049	-	-	132,765
Non-compete		3,234	-	4,477	-	-	7,711
Brands and patents		25	2	-	-	-	27
Platform		222,907	-	225,294	-	-	448,201
Cost		1,176,766	15,189	496,829	-	48	1,688,832

Intangible asset in progress		-	-	-	-	-	-
Software license	20 – 50	(3,310)	(929)	-	-	-	(4,239)
Database	10	(467)	(40)	-	-	-	(507)
Customer portfolio	10	(81,965)	(7,302)	-	-	-	(89,267)
Non-compete	20	(874)	(554)	-	-	-	(1,428)
Platform	20	(39,793)	(21,108)	-	-	-	(60,901)
(-) Accumulated amortizations		(126,409)	(29,933)	-	-	-	(156,342)

Total		1,050,357	(14,744)	496,829	-	48	1,532,490

19

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

	Average annual amortization rates %	December 31, 2020	Additions	Additions due to acquisitions	Transfers	December 31, 2021

Intangible asset in progress		8,433	9,849	-	(10,559)	7,723
Software license		3,584	3,517	-	348	7,449
Database		800	-	-	-	800
Goodwill		163,394	-	650,518	-	813,912
Customer portfolio		112,929	-	7,787	-	120,716
Non-compete		-	-	3,234	-	3,234
Brands and patents		-	24	1	-	25
Platform		75,065	77	137,554	10,211	222,907
Cost		364,205	13,467	799,094	-	1,176,766

Intangible asset in progress		-	-	-	-
Software license	20 – 50	(2,172)	(2,002)	-	864	(3,310)
Database	10	(387)	(80)	-	-	(467)
Customer portfolio	10	(67,524)	(12,579)	(1,862)	-	(81,965)
Non-compete	20	-	(337)	(537)	-	(874)
Platform	20	(12,647)	(20,612)	(5,670)	(864)	(39,793)
(-) Accumulated amortizations		(82,730)	(35,610)	(8,069)	-	(126,409)

Total		281,475	(22,143)	791,025	-	1,050,357

Amortization expense was R$29,982 for the six months period ended June 30, 2022 (R$14,010 for the six months ended June 30, 2021).

The amortization of intangibles includes the amount of R$26,281 for the six months periods ended June 30, 2022 (R$11,930 for the six months periods ended June 30, 2021) related to amortization of intangible assets acquired in business combinations, of which R$18,377 (R$6,284 for the six months periods ended June 30, 2021) was recorded in costs of services and R$7,904 (R$5,646 for the six months periods ended June, 2021) in administrative expenses.

20

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

10.	Loans and borrowings

		June 30, 2022	December 31, 2021
	Interest p.a.
Working capital	100% of CDI + 2.40% to 5.46% and 8.60%	153,038	163,138
Debentures	18.16%	45,000	45,000
		198,038	208,138

Current		68,906	64,415
Non-current		129,132	143,723

The portion classified in non-current liabilities has the following payment schedule:

	June 30, 2022	December 31, 2021

2023	36,547	70,305
2024	67,332	53,721
2025	24,353	18,797
After 2026	900	900
	129,132	143,723

Working Capital

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the aggregate amount of R$20,000. The transaction is secured by a fiduciary assignment of certain credits held at the Company bank account held by the Company with Banco Votorantim S.A.

After a grace period of 18 months during which interest was due, the loan divided in 18 monthly installments, of principal and interest with the first installment due on December 26, 2023 and the last installment at maturity on May 26, 2025.

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 installments. The interest is monthly accrued and paid. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event of the following situations occur:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months; and
c.	Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months.

To this date, D1 has not breached to any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c).

21

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

Contractual clauses

The Company has financing agreements in the amount of R$88,013 guaranteed by 20% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of June 30, 2022, the Company was in compliance with the loans and borrowing financial covenants.

Supplementary information to the cash flow

Loans and financing

Balance at January 1, 2021	98,975

Changes in cash	64,914
Interest paid	(3,628)
Proceeds from loans and borrowings	88,574
Repayments of borrowings	(20,032)
Changes not affecting cash	5,338
Interest and exchange-rate expenses	5,338
Balance at June 30, 2021	169,227

Balance at January 1, 2022	208,138

Changes in cash	(23,752)
Loans and borrowings Issued	20,000
Interest paid	(14,130)
Repayments of borrowings	(29,622)
Changes not affecting cash	13,652
Interest and exchange-rate expenses	13,652
Balance at June 30, 2022	198,038

22

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

11.	Trade and other payables

	June 30, 2022	December 31, 2021
Domestic suppliers	161,935	132,051
Abroad suppliers	1,938	416
Advance from customers	4,087	5,130
Other accounts payable	15,074	7,763
	183,034	145,360

Current	182,319	144,424
Non-current	715	936

12.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

The ILPs grant the beneficiaries the right to receive RSU subject to, among other conditions, a cliff vesting period and, for some beneficiaries, the achievement of certain performance goals established by the Company´s Executive Board of Directors.

The Company has three Long-Term Incentive Programs currently in force. In July, 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August, 2021 and the right to receive RSU in shares subject to, among other terms and conditions, a cliff vesting period of 24 months following the initial public offering.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSU (or cash-based payments equivalent to RSU) to certain executives and employees of the Group subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. The granting of RSU under ILP 4 will occur in the third quarter of 2022 and no vesting provision was recorded as an expense in our interim condensed consolidated financial statements. On the same date, the Executive Board of Directors also approved a reduction of the vesting period ILP 2 and ILP3 from 24 to 18 months. The effects of reduction of the vesting period was recorded as an expense in our interim condensed consolidated financial statements.

As of June 30, 2022, the Company had outstanding 300,791 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$3,105 (R$1,069 as of December 31, 2021) recorded in our interim condensed consolidated financial statements. An expense amounting to R$2,036 (R$6,530 for the six months periods ended June 30, 2021) was recorded

23

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Granted Shares	Weighted average grant date fair value (Per share)
Grant	Vesting
08. 09. 2021	12. 22. 2022	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	86.68
05. 05. 2022	09. 05. 2024	240,000	75.72
		300,791

Key management personnel compensation

Key management personnel compensation comprised the follows:

	Six months periods ended June 30,
	2022	2021

Short-term employee benefits	11,589	6,412
Termination benefits	230	930
Share-based payments	775	-
	12,594	7,342

The Company recognized these compensation as expenses during the period ended in June 30, 2022.

13.	Provisions for tax, labor and civil risks

13.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	June 30, 2022	December 31, 2021

Service tax (ISSQN) Lawsuit - Company Zenvia (a)	35,997	34,666
Labor provisions and other provisions	781	1,410
	36,778	36,076

Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(36,027)	(34,697)
Labor appeals judicial and other deposits	(332)	(10)
	(36,359)	(34,707)
	419	1,369

(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

24

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais
13.2.	Contingencies with possible losses

The company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On June 30, 2022, the total amount of contingencies classified as possible was R$64,264 (R$208 as of December 31, 2021). The most relevant cases are set below:

Taxes: The company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P services in the amount of R$21,228 (R$0 as of December 31, 2021); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$6,472 (R$0 as of December 31, 2021); (iii) administrative claims in the amount of R$36,022 related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. by Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$185 as of June 30, 2022 (R$112 as of December 31, 2021).

Civil: the civil contingencies assessed as possible losses totaled R$357 as of June 30, 2022 (R$63 as of December 31, 2021).

14.	Liabilities from acquisitions

	Liabilities from business combinations

	June 30, 2022	December 31, 2021
Investment acquisition - Total Voice	-	1,301
Investment acquisition - Sirena	36,550	35,970
Investment acquisition – D1	40,000	164,000
Investment acquisition – Sensedata	47,325	35,018
Investment acquisition – Movidesk	168,115	-
	291,990	236,289

Current	100,791	176,069
Non-current	191,199	60,220

25

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

15.	Equity

a.	Share Capital

Shareholder’s	Class	June 30, 2022%		December 31, 2021%
Bobsin LLC	B	9,578,220	22.95	9,578,220	23.18
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.62	3,178,880	7.69
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.44	3,941,050	9.54
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480	10.48	4,372,480	10.58
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.32	2,637,670	6.38
Twilio Inc.	A	3,846,153	9.22	3,846,153	9.31
D1 former shareholders	A	1,942,750	4.66	1,942,750	4.70
Sirena former shareholders	A	89,131	0.21	89,131	0.22
SenseData former shareholders	A	94,200	0.23	-	-
Movidesk former shareholders	A	315,820	0.76	-	-
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.39
Others	A	11,538,462	27.63	11,538,462	27.91
		41,734,526	100	41,324,506	100

On May 02, 2022, the Company delivered 315,820 of our Class A common shares to certain Movidesk shareholders as a part of the conclusion of the purchase agreement equivalent to an amount of R$15,740.

16.	Revenue

16.1.	Segment reporting

The Company acquired in 2020 Rodati Motor Corporation, including the digital platform of R$54,521 and customer portfolio of R$1,975. These non-financial assets were integrated into the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside Brazil.

26

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

The Company’s revenue by geography is presented below:

	For the three months period ended June 30		For the six months period ended June 30
	2022	2021	2022	2021
Primary geographical markets
Brazil	187,034	115,860	367,315	218,175
USA	4,658	9,061	8,850	16,463
Argentina	2,988	1,735	5,335	3,219
Mexico	2,989	2,725	6,907	5,181
Others	6,228	6,271	13,071	15,307
Total	203,897	135,652	401,478	258,345

For the six months periods ended June 2022 and 2021, the Company had one customer representing 18.10% and 12.87%, respectively, of consolidated revenue.

16.2.	Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in March, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

27

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

17.	Expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Personnel expenses	64,116	26,208	110,388	64,874
Costs with operators/Other costs	116,661	84,852	245,311	169,423
Depreciation and amortization	18,725	8,308	33,489	16,300
Outsourced services	7,260	8,628	17,442	15,355
Allowance for credit losses	1,957	1,655	3,997	3,245
Marketing expenses / events	1,447	2,747	2,024	4,934
Communication	4,437	2,581	8,373	3,340
Other expenses	11,362	4,152	18,718	8,759
Other income and expenses, net (i)	11,928	289	19,968	181
	237,893	139,420	459,710	286,411

Cost of services	137,849	94,186	276,006	186,586
Sales and marketing expenses	30,771	22,822	56,190	38,200
General administrative expenses	39,607	14,467	74,340	47,189
Research and development expenses	15,883	6,000	29,193	11,009
Allowance for credit losses	1,957	1,656	3,997	3,246
Other income and expenses, net	11,826	289	19,984	181
	237,893	139,420	459,710	286,411

(i)	As of June 30, 2022 the total amount is mostly composed of R$13,731 referring to additional earn-out on the achievement of gross profit milestones in the contract acquisition of Sirena and SenseData, and R$5,529 refers to losses for non-use of the advance payment signed in June 2021 with a Brazilian telecommunications company related to SMS service agreement.

(a)	Personnel expenses:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Salary	32,775	13,798	57,821	26,052
Benefits	4,911	1,107	7,772	2,572
Compulsory contributions to social security	8,045	4,630	14,474	9,118
Provisions (vacation/13th salary)	6,961	2,126	12,032	4,013
Provision for bonus and profit sharing	5,481	(1,698)	10,135	7,955
Compensation	1,560	4,984	1,560	11,251
Other	4,383	1,261	6,594	3,913
	64,116	26,208	110,388	64,874

28

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

18.	Net finance costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Finance cost
Interest on loans and financing	(5,604)	(3,027)	(11,188)	(5,338)
Interest on Debentures	(1,891)	-	(3,751)	-
Foreign exchange losses	(2,886)	(2,838)	(5,486)	(13,152)
Bank expenses and IOF (tax on financial transactions)	(1,193)	(2,340)	(1,850)	(3,159)
Other financial expenses	(3,864)	164	(4,317)	(3,604)
Interests on leasing contracts	(148)	(61)	(297)	(130)
Losses on derivative instrument	(161)	(855)	(856)	(855)
Inflation adjustment	(2,113)	(353)	(3,733)	(731)
	(17,860)	(9,310)	(31,478)	(26,969)
Finance income
Interest	198	1,485	621	1,983
Foreign exchange gain	4,254	14,233	9,714	15,988
Interests on financial instrument	3,904	387	9,912	620
Other financial income	146	(360)	155	74
Gain on financial instrument	482	(6)	482	-
Adjustment to present value (APV)	666	-	666	-
	9,650	15,739	21,550	18,665

Net finance costs	(8,210)	6,429	(9,928)	(8,304)

29

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

19.	Income tax and social contribution

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in these interim condensed consolidated financial statements may have to be adjusted in a subsequent interim period if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Deferred taxes on temporary differences and tax losses	10,936	(969)	15,885	9,657
Current tax expenses	(703)	(562)	(723)	(632)
Tax (income) expense	10,233	(1,531)	15,162	9,025

19.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Income before income tax and social contribution	(42,206)	2,661	(68,160)	(36,370)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	14,350	(905)	23,174	12,366

Tax incentives
Net operating loss carryforward not recorded from subsidiaries (a)	(1,782)	(690)	(4,402)	(1,503)
IPO Bonus	(1,745)	1,483	(1,849)	(895)
Others	(590)	(149)	(1,761)	(943)

Tax benefit (expense)	10,233	(261)	15,162	9,025
Effective rate	24.25%	9.81%	22.24%	24.81%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$4,843 because it is not probable that future taxable profit will be available against which the Company can use the benefits therefore.

30

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

19.2.	Breakdown and Changes in deferred income tax and social contribution

	June 30, 2022	December 31, 2021
Deferred tax assets
Provision for labor, tax and civil risk	12,239	10,428
Allowance for doubtful accounts	2,715	2,181
Tax losses and negative basis of social contribution tax	14,888	11,728
Provision for compensation from acquisitions	15,282	13,615
Other temporary differences	6,285	4,026
	51,409	41,978
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Customer portfolio and platform	(8,209)	(14,673)
	(34,994)	(41,458)

	16,415	520
Deferred taxes – assets	16,415	2,276
Deferred taxes – liabilities	-	(1,756)

Balance at December 31, 2021	520
Additions	15,885
Foreign Exchange Variation	10
Balance at June 30, 2022	16,415

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

31

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

20.	Earnings per share

The calculation of basic earnings per share is calculated by dividing net income for the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

As of June 30, 2022 and 2021, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of income and shares used in calculating basic and diluted earnings per share. The Class A common stock subject to future vesting were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	Six months ended June 30,
	2022	2021
Basic and diluted earnings per share
Numerator
Profit (loss) of the period assigned to Company’s shareholders	(52,998)	(27,345)
Denominator
Weighted average for number of common shares	41,529,516	23,908,010
Class A common stock subject to future vesting	60,791	-
	41,590,307	23,908,010

Basic and diluted earnings (loss) per share (in reais)	(1.274)	(1.143)

32

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

21.	Risk management and financial instruments

21.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below, and in the understanding of the Company's Management, there are no financial instruments classified in other categories besides those informed:

	June 30, 2022					December 31, 2021
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	91,422	28,737	91,422	-	-	346,759	235,472	346,759	-	-
Interest earnings bank deposits	7,509	-	7,509	-	-	7,005	-	7,005	-	-
Trade accounts receivable	-	150,792	-	-	-	-	142,407	-	-	-
Derivative financial instruments	-	-	-	-	-	74	-	-	74	-
	98,931	179,529	98,931	-	-	353,838	377,879	353,764	74	-
Liabilities
Loans and financing	-	198,038	-	-	-	-	208,138	-	-	-
Trade and other payable	-	183,034	-	-	-	-	145,360	-	-	-
Liabilities from acquisition	-	291,990	-	-	291,990	-	-	-	-	-
	-	673,062	-	-	291,990	-	353,498	-	-	-

21.1.1.	Level 3 measurement

The Company has a liability arising from its acquisitions, which will be settled as the goals established in the contract are reached. As of June 30, 2022, the Company had a total of R$291,990 recorded under Liabilities from acquisition.

21.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

33

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais
(b)	Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	120,159	582,231
Interest earnings bank deposits	7,509	7,005
Trade accounts receivable	150,792	142,407
	278,460	731,643

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 6 months;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

(c)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(d)	Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”.

34

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

(e)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are monitored on a daily basis by Company treasury function, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	>3 years

Loans and financing	198,038	212,052	75,056	43,697	92,399	900
Trade and other payables	183,034	183,034	182,319	715	-	-
Liabilities from acquisitions	291,990	291,990	100,791	191,199	-	-
Lease liabilities	5,865	5,865	2,203	3,662	-	-
	678,927	692,941	360,369	239,273	92,399	900

(f)	Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments and the Long-Term Interest Rate (TJLP) for financing. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. The base scenario was the index at June 30, 2022 of 13.25% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate (long-term interest rate).

Operation	Balance at June 30, 2022	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	91,422	CDI decrease	12,113	9,085	6,057
			13.25%	9.94%	6.63%
Financial liabilities - financing	196,196	CDI increase	26,240	32,800	39,360
			13.25%	16.56%	19.88%

(g)	Capital management

The Company's capital management aims to ensure that a strong credit rating is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, fund new loans, issue promissory notes and contract derivative transactions.

35

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	June 30, 2022	December 31, 2021
Loans and borrowings	198,038	208,138
Cash and cash equivalents	(120,159)	(582,231)
Net debt	77,879	(374,093)
Total equity	1,150,892	1,203,202
Net debt/equity (%)	0.07	(0.31)

22.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of June 30, 2022, the Company has R$114 (R$7,269 as of December 31, 2021) in trade and other receivables with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish a transaction from SMS operations with no markup, only with the cost reimbursement received in 45 days from the day of the issuing of such invoice.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer